Exhibit 99.107

Cybin Files its 13th Patent Application and Announces Digital Therapeutics Strategy

TORONTO—(BUSINESS WIRE)—July 13, 2021—Cybin Inc. (NEO:CYBN) (OTCQB:CLXPF) (“Cybin” or the “Company”), a biotechnology company focused on progressing psychedelic therapeutics, today announced that it has filed its 13th new provisional patent application and has advanced the build-out of its digital therapeutics strategy.

The company is evolving its programs beyond the psychedelic molecule, into an eco-system that may potentially drive improved patient treatments through the advancement of its digital therapeutics development.

Led by Cybin’s innovation team, including its newly formed patient steering committee, Cybin has commenced the next phase of the company’s digital therapeutics platform which will better enable the evaluation of patient outcomes through a highly secure, patient-centered data analytics platform for better pre- and post- psychedelic treatments.

The digital therapeutics platform, which is proprietary to Cybin and the subject of the company’s 13th patent application, adds another dimension to the company’s development programs. The aim of utilizing and leveraging cutting-edge technologies to support drug development candidates will be a top priority as both the industry and the company evolves.

Combined with the company’s recently announced collaboration with Kernel (quantitative neuroimaging technology), Greenbrook TMS (operator of 129 outpatient mental health service centers in the United States), and the progression of other proprietary tools such as the EMBARK psychotherapy model, Cybin is building an advanced eco-system that can drive innovation from the psychedelic molecule, delivery of the molecule, quantitative testing of the molecule in patients to late-stage trials and one day potential patient treatments.

About Cybin

Cybin is a leading biotechnology company focused on progressing psychedelic therapeutics by utilizing proprietary drug discovery platforms, innovative drug delivery systems, novel formulation approaches and treatment regimens for psychiatric disorders.

Cautionary Notes and Forward-Looking Statements

Certain statements in this news release related to the Company are forward-looking statements and are prospective in nature. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. These statements generally can be identified by the use of forward-looking words such as “may”, “should”, “could”, “intend”, “estimate”, “plan”, “anticipate”, “expect”, “believe” or “continue”, or the negative thereof or similar variations. Forward-looking statements in this news release include statements regarding enhanced liquidity, the value of additional capital markets exposure, access to institutional and retail investors, the Company’s new strategic brand messaging campaign, and psychedelic drug development programs to potentially treat mental health disorders. There are numerous risks and uncertainties that could cause actual results and Cybin’s plans and objectives to differ materially from those expressed in the forward-looking information. Actual results and future events could differ materially from those anticipated in such information. These and all subsequent written and oral forward-looking information are based on estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. Except as required by law, the Company does not intend to update these forward-looking statements.

Cybin makes no medical, treatment or health benefit claims about Cybin’s proposed products. The U.S. Food and Drug Administration, Health Canada or other similar regulatory authorities have not evaluated claims regarding psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds or nutraceutical products. The efficacy of such products have not been confirmed by approved research. There is no assurance that the use of psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds or nutraceuticals can diagnose, treat, cure or prevent any disease or condition. Vigorous scientific research and clinical trials are needed. Cybin has not conducted clinical trials for the use of its proposed products. Any references to quality, consistency, efficacy and safety of potential products do not imply that Cybin verified such in clinical trials or that Cybin will complete such trials. If Cybin cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on Cybin’s performance and operations.

The NEO Exchange has neither approved nor disapproved the contents of this news release and is not responsible for the adequacy and accuracy of the contents herein.

Contacts

Investor Contacts:

Tim Regan/Scott Eckstein

KCSA Strategic Communications

Cybin@kcsa.com

Lisa M. Wilson

In-Site Communications, Inc.

lwilson@insitecony.com

Media Contacts:

John Kanakis

Cybin Inc.

John@cybin.com